Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
     On July 16, 2009, NRG Energy, Inc. (“NRG”) issued the following open letter to NRG stockholders:
NRG Energy Issues Open Letter to Stockholders
NRG’s Board of Directors Consistently Has Focused on One Thing: Value Creation
PRINCETON, NJ; July 16, 2009—NRG Energy Inc. (NYSE: NRG) today issued the following open letter to stockholders:
Dear NRG Stockholders:
With our annual meeting just days away, you the NRG stockholder have an important decision to make. Exelon’s offer continues to undervalue NRG and does not compensate you adequately, effectively taking the value created by NRG from NRG’s stockholders and transferring it to Exelon’s stockholders. Although we’ve neither heard from, nor spoken to Exelon since our last meeting in January 2009, we remain open to a discussion with them without precondition. However, for that discussion to be constructive, Exelon must revise its current proposal to fairly address the specific value of NRG, taking into account our numerous, value enhancing initiatives as we outlined in our July 8th letter to Exelon.
As it stands, Exelon’s chosen mechanism for attempting to transfer the value of NRG from you to Exelon’s stockholders is a proxy contest that culminates at our stockholder meeting this Tuesday. Exelon seeks to elect at least four, and as many as nine, of its nominees on to the NRG Board. Why? In their own words, Exelon would be satisfied with winning four or more seats “as long as it can influence the [NRG] board to endorse a deal.”1 We understand that in recent days Exelon has been telling NRG stockholders that in exchange for their vote for Exelon’s director nominees, Exelon promises to be fair and open to sharing the value of NRG with NRG’s own stockholders. After nine months of not receiving fair value, we don’t believe that they will be fair after a proxy victory given that they have been relentlessly unwilling to offer fair value to NRG stockholders before the proxy contest.
Indeed, after more than eight months of not increasing its bid during a period of continuous and obvious value creation by NRG, Exelon finally raised their bid on July 2nd, just 12 days prior to our annual meeting of stockholders. They did so, not because it is fair and equitable to NRG stockholders, but because — in the words of Exelon’s Chairman and CEO, “...we had to if we wanted to win.”2 Yet, even pressed against the wall, neither the size of Exelon’s increase nor the absolute value of its revised offer has impressed the stockholders we have spoken with or the independent sell-side analysts who have covered the Exelon offer.
Consider what analysts are saying:
“We are raising our price target to $37 per share from $35 per share to reflect the Reliant retail accretive acquisition and corresponding margin contribution...We are not surprised that NRG rejected the revised EXC offer and we share NRG’s view that the revised offer still undervalues NRG’s asset base, free cash flow capabilities, the accretive Reliant retail acquisition, and inclusion of NRG nuclear project for DOE loan guarantees. This view is further supported by the company’s upward revisions to 2009 financial guidance, as well as, upsizing its share buyback program. Based on July 8, 2009 closing prices, the offer is valued at $26.27 per share.” (Brian J. Russo, Ladenburg Thalmann, July 9, 2009)*
“We are raising our price target on NRG Energy from $29 to $32...We note that our price target assumes no transaction with Exelon, is based on our valuation of NRG Energy on a standalone basis, and is 23% above the $26.02 implied value per NRG share of Exelon’s current offer based on EXC’s 7/7/09 closing price and EXC’s proposed exchange ratio of 0.545 EXC common shares for each NRG common share. We also note that based on the 7/07/09 closing prices of both NRG and EXC, NRG shares were trading at an 18% discount to the implied $26.02 offer value.” (Robert L. Chewning, Davenport & Company, July 8, 2009)*
“We reiterate our Outperform rating and our target price remains US$42... we believe that the company is currently trading at a 35% discount relative to the peer group. On this basis, the stock is undervalued by 27%.” (Angie Storozynski, Macquarie, July 13, 2009)*
TIME IS SHORT AND EVERY VOTE COUNTS.
VOTE YOUR WHITE PROXY BY PHONE, INTERNET OR PROXY EDGE TODAY!
While Exelon is pushing you to place its nominees on the NRG Board so that they can force an unfavorable deal upon NRG stockholders, the fact is that they do not need any Board representation to conclude a fair deal with NRG. NRG’s management and Board of Directors are always receptive to any credible offer that fairly values NRG, as we demonstrated last September—well before the threat of a proxy contest had arisen—when we met with Exelon to discuss their suggestion of a price per share that was materially above their current offer price for NRG. Should you vote to return to your Board the four highly experienced and deeply knowledgeable incumbent directors who are currently standing for election (as we would strongly encourage you to do), that willingness on the part of NRG to have a constructive dialogue with Exelon, or any other credible prospective buyer of NRG, will not subside.
NRG’s annual meeting of stockholders is just days away and it is time for your voice to be heard. To ensure that your shares are represented, please use ONLY the WHITE proxy card to vote today “FOR” NRG’s four experienced and highly qualified independent directors—John F. Chlebowski, Howard E. Cosgrove, William E. Hantke and Anne C. Schaumburg; and vote AGAINST Exelon’s proposal to expand your Board.
Our Board and management have been, and remain, committed to creating value for NRG stockholders that far surpasses Exelon’s offer, and we urge you to act today to protect and enhance your investment in NRG. You have the opportunity to send Exelon a clear message that its offer needs to compensate you for the current value of your investment in NRG, or the potential value of NRG in the future.
On behalf of NRG’s Board of Directors, we thank you for your continued support.
Sincerely,

/s/ David Crane	/s/ Howard Cosgrove

David Crane	Howard Cosgrove
President and Chief Executive Officer	Chairman of the Board
About NRG
NRG Energy, Inc., a Fortune 500 company, owns and operates one of the country’s largest and most diverse power generation portfolios. Headquartered in Princeton, NJ, the Company’s power plants provide more than 24,000 megawatts of generation capacity—enough to supply more than 20 million homes. NRG’s retail business, Reliant Energy, serves more than 1.7 million residential, business, commercial and industrial customers in Texas. A past recipient of the energy industry’s highest honors—Platts Industry Leadership and Energy Company of the Year awards, NRG is a member of the U.S. Climate Action Partnership (USCAP), a group of business and environmental organizations calling for mandatory legislation to reduce greenhouse gas emissions. More information is available at www.nrgenergy.com.
Important Information
In connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”), NRG Energy, Inc. (“NRG”) has filed a definitive proxy statement on Schedule 14A with the Securities and Exchange Commission (the “SEC”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL

MEETING IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. In response to the exchange offer proposed by Exelon Corporation referred to in this communication, NRG has filed with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/ RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of NRG.
Investors and stockholders will be able to obtain free copies of NRG’s definitive proxy statement, the Solicitation/Recommendation Statement on Schedule 14D-9, any amendments or supplements to the proxy statement and/or the Schedule 14D-9, any other documents filed by NRG in connection with the 2009 Annual Meeting and/or the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of the definitive proxy statement, the Solicitation/ Recommendation Statement on Schedule 14D-9, and any amendments and supplements to these documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.
NRG and its directors and executive officers will be deemed to be participants in the solicitation of proxies in connection with its 2009 Annual Meeting. Detailed information regarding the names, affiliations and interests of NRG’s directors and executive officers is available in the definitive proxy statement for the 2009 Annual Meeting, which was filed with the SEC on June 16, 2009.
Forward-Looking Statements
This communication contains forward-looking statements that may state NRG’s or its management’s intentions, hopes, beliefs, expectations or predictions for the future. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.
The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the SEC at www.sec.gov. Statements made in connection with the exchange offer are not subject to the safe harbor protections provided to forward-looking statements under the Private Securities Litigation Reform Act of 1995.

Your vote is important, no matter how many or how few shares you own!
If you have any questions, require assistance with voting your WHITE proxy card, or need additional copies of the NRG proxy materials, please contact:

proxy@mackenziepartners.com
(212) 929-5500 (Call Collect) or (800) 322-2885
To vote your shares, please sign, date and return the enclosed WHITE proxy card by mailing it in the enclosed preaddressed, stamped envelope. Or you may vote the WHITE proxy card via phone or Internet by following the instructions on the card.
We encourage you to disregard and not return any blue proxy cards that you receive from Exelon.

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Contacts:

Investors:	Media:
Nahla Azmy	Meredith Moore
609.524.4526	609.524.4522

David Klein	Lori Neuman
609.524.4527	609.524.4525

Erin Gilli	David Knox
609.524.4528	713.795.6106